DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06023062

January 26, 2006

No ACT

Shelley J. Dropkin
General Counsel
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/26/2006

Re: Citigroup Inc.
Incoming letter dated December 22, 2005

Dear Ms. Dropkin:

This is in response to your letters dated December 22, 2005 and January 9, 2006 concerning the shareholder proposal submitted to Citigroup by Thomas J. Borelli. We also have received letters on the proponent's behalf dated December 27, 2005 and January 11, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Steven J. Milloy
12309 Briarbush Lane
Potomac, MD 20854

citigroup

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600
dropkins@citigroup.com

RECEIVED
2005 DEC 28 PM 6:14
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 22, 2005

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal to Citigroup Inc. of Mr. Thomas J. Borelli

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of the stockholder proposal and supporting statement submitted by Thomas J. Borelli, for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 18, 2006. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(1) and Rule 14a-8(i)(7) promulgated under the Act.

Rule 14a-8(i)(1) under the Act provides that a registrant may omit a shareholder proposal from a company's proxy statement if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

Rule 14a-8(i)(7) under the Act provides that a registrant may omit a shareholder proposal from a company's proxy statement "if the proposal deals with a matter relating to the company's ordinary business operations."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying Thomas J. Borelli of its intention to omit the proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 14, 2006. Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

Enclosures

cc: Mr. Thomas J. Borelli
Mr. Steven J. Milloy
c/o Action Fund Management LLC
12309 Briarbush Lane
Potomac, MD 20854

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal," a copy of which is annexed hereto as Exhibit A) submitted by Thomas J. Borelli (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2006 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 18, 2006.

The Company believes that the Proposal may be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(1) and Rule 14a-8(i)(7).

Rule 14a-8(i)(1) provides that a proposal may be omitted if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations."

THE PROPOSAL IS NOT A PROPER SUBJECT FOR ACTION BY SHAREHOLDERS BECAUSE IT WOULD BE BINDING ON THE COMPANY IF ADOPTED BY SHAREHOLDERS AND, THEREFORE, MAY BE OMITTED UNDER RULE 14A-8(i)(1)

The Proposal mandates that the Board of Directors provide a report to shareholders by the 2006 annual meeting on matters specified by the Proponent. The Proposal is not a proper subject for action by the Company's shareholders under the laws of Delaware, the jurisdiction of the Company's organization, and, therefore, may be excluded under Rule 14a-8(i)(1). Section 141(a) of the Delaware General Corporation law vests management of the business and affairs of the Company in its Board of Directors. As the Proposal mandates that actions be taken by the Board without permitting the Board to exercise its judgment in determining whether these actions are appropriate, the Proposal runs counter to the Board's statutory authority under Delaware law. Therefore, the Proposal is not a proper subject for action by Citigroup's stockholders and it may be excluded under Rule 14a-8(i)(1).

The Staff of the Division of Corporation Finance of the Securities and Exchange Commission ("Staff") has consistently deemed proposals mandating actions by a board of directors as inappropriate for shareholder action. See e.g. DPL, Inc. (December 6, 2004) (proposal that stated, "Hereafter, bonuses shall be based on performance, above and beyond what could normally be expected of an officer of the company," could be omitted under Rule 14a-8(i)(1)); General Electric Company (January 27, 2004) (proposal that stated the board "shall cease all executive stock option programs and bonus programs," could be omitted under Rule 14a-8(i)(1)); UST, Inc. (March 13, 2000) (proposal that mandated that "a committee of our Board's outside directors investigate the policies and procedures used in placement of our company's tobacco products in retail outlets and report to shareholders recommended changes to ensure that, at the retail outlets, access to our tobacco products be out of reach of our consumers," could be omitted under Rule 14a-8(i)(1)).

THE PROPOSAL MAY BE OMITTED BECAUSE IT INFRINGES UPON MANAGEMENT'S BASIC FUNCTIONS OF (i) EVALUATING THE COSTS AND BENEFITS OF PRODUCING A REPORT PERTAINING TO EXTREMELY COMPLEX TAX ISSUES; (ii) DETERMINING WHETHER TO DISCLOSE SUPPLEMENTAL AND SPECULATIVE FINANCIAL INFORMATION THAT IS NOT REQUIRED BY LAW TO BE DISCLOSED AND THE SCOPE AND METHOD OF DISCLOSING SUCH INFORMATION; (iii) DISCLOSING THE COMPANY'S SOURCES OF FINANCING; AND (iv) EVALUATING THE COMPANY'S RISKS AND LIABILITIES IF A FLAT TAX WERE ADOPTED; ALL MATTERS THAT IMPLICATE CITIGROUP'S ORDINARY BUSINESS OPERATIONS

The Proposal states as follows: "That, by the 2006 annual shareholder meeting, the Board of Directors make available to the shareholders a report on the estimated impacts of a flat tax for Citigroup, omitting proprietary information and at reasonable cost. The report should provide estimates of the impact to Citigroup of:

1. Taxing all profits at a flat rate of 17 percent and at other alternative flat rates;
2. Limiting taxable income to only income earned in the U.S.;
3. Replacing depreciation with capital expensing;
4. Abolishing special "preferences" or "loopholes" in the corporate tax code; and
5. Savings attained from reduced business compliance costs."

The Proposal, insofar as it mandates that the Citigroup Board of Directors make available to stockholders by the 2006 annual shareholder meeting a report on the "estimated impacts of a flat tax to Citigroup," including the detailed information described above, would infringe on certain of management's fundamental decision-making functions. These include determining whether to produce a report on these matters, the timing of such report and the scope of supplemental financial information to be included in the report with respect to the potential impacts on Citigroup of a flat tax regimen if it were enacted.

The Proposal may also be excluded because it requests information pertaining to the Company's sources of financing for inclusion in its financial reports to stockholders, which information is not required by other rules. Moreover, it is well settled that proposals requesting reports on ordinary business matters that do not raise significant social policy issues, such as a company's sources of financing and strategies it uses to manage its tax liabilities, may be omitted pursuant to Rule 14a-8(i)(7).

Each of these matters – the determination of whether to produce a report on an extremely complex matter, the prescribed method, timing and scope of disclosure of supplemental financial information in a highly detailed report, as well as disclosure of the Company's sources of financing - has been consistently deemed by the Staff to constitute ordinary business operations.

In Exchange Act Release No. 40,018 (May 21, 1998), the Staff explained that the ordinary business exclusion was based on two considerations, as follows:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise social policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific timeframes or methods for implementing complex policies.

The Proposal implicates the first consideration because the Company's strategies regarding taxation impact operational, financial and capital investment decisions, all of which are embedded in day-to-day transactions that comprise the Company's ordinary business operations. Moreover, the Proposal falls squarely within the parameters of the second consideration because it not only seeks intricate detail on complex matters that have long been debated and about which stockholders, as a group, would not be in a position to make an informed judgment, but also prescribes the timeframe and method of providing the specific, detailed disclosures requested. In July 2005, Citigroup submitted a report to the President's Advisory Panel on Tax Reform ("Panel"), a copy of which is annexed hereto as Exhibit B, in order to provide the Panel with a financial service firm's perspective as to the complex effects various tax reform proposals would have on the industry. In the course of preparing the report, Citigroup became intimately familiar with the extremely complex issues that are implicated in any discussion of the costs and benefits of adopting a flat tax. Based on Citigroup's experiences under other countries' tax regimes and on the research and analysis it has undertaken in preparing its report on the impact of a flat tax regime in the U.S., Citigroup submits that, because of the complexity of the subject matter, the Proposal is not appropriate for consideration at an annual meeting of shareholders.

The Proposal is similar to one addressed and excluded recently in General Motors Corporation (March 30, 2005), where the Staff found that a proposal requesting the board to publish on an annual basis a scientific report on global warming could be omitted under Rule 14a-8(i)(7). The proposal submitted to General Motors required reporting on very specific factors that could contribute to global warming. Similarly, by prescribing the substance, timing and scope of the information requested in the report, the Proposal implicates the Company's ordinary business operations and may be excluded under Rule 14a-8(i)(7).

Similarly, in AmerInst Insurance Group, Ltd. (April 14, 2005), a proposal requesting the board to provide full, complete and adequate disclosure of the accounting, each calendar quarter, of the line items and amounts of Operating and Management expenses of the company, could be omitted under the ordinary business operations exclusion of Rule 14a-8(i)(7) because it prescribed the presentation of supplemental financial information. See also International Business Machines Corporation (January 9, 2001) (proposal requesting company to base future executive incentive compensation on a formula derived from profit on real company operations and provide financial reports on profits from real company operations excluded under Rule 14a-8(i)(7) because it related to presentation of financial statements in reports to shareholders.) Because the Proposal requires inclusion of supplemental financial information that is not required by any law, rule or regulation to which Citigroup is subject, to be disclosed it should be excluded under Rule 14a-8(i)(7).

Moreover, items 3 through 5 of the Proposal enumerated above, as well as items 2 and 3 of the Supporting Statement ("2. reducing corporate tax accounting, planning and compliance costs; 3. reducing incentives for questionable tax avoidance schemes that could backfire and attract litigation and penalties from federal authorities;") either relate to or seek detailed information on Citigroup's various sources of financing. The Staff has consistently viewed a company's sources of financing as relating to its ordinary business operations and has permitted such proposals to be excluded under Rule 14a-8(i)(7). In Pfizer Inc. (February 5, 2003), a proposal seeking greater transparency on corporate cash taxes paid by preparing a report to shareholders explaining each tax break that provides more than $5 million in tax savings could be excluded because it relates to the disclosure of the company's sources of financing.

Finally, in requesting Citigroup to produce a report on the estimated impacts of a flat tax on Citigroup, the Proposal implicitly requests that management evaluate its risks and liabilities in the event the flat tax were adopted. In The Dow Chemical Company (February 23, 2005), a proposal requesting the company to produce a report describing the impacts that outstanding Bhopal issues may pose to the company if left unresolved, could be excluded under Rule 14a-8(i)(7) as constituting the ordinary business function of evaluating risks and liabilities.

CONCLUSION

For the foregoing reasons, Citigroup respectfully submits that the Proposal may be omitted pursuant to Rule 14a-8(i)(1) and Rule 14a-8(i)(7).

Exhibit A

Thomas J. Borelli
173 Oakland Avenue
Eastchester, NY 10709
Tel: 914.793.2213
Fax: 914.931.5960

November 14, 2005

Mr. Michael S. Helfer
Corporate Secretary
Citigroup Inc.
399 Park Avenue
New York, NY 10043

Dear Mr. Helfer:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Citigroup Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

I am the beneficial owner of approximately 70 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. I intend to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of my beneficial ownership of the afore-mentioned Company stock.

The Proposal is submitted in order to promote shareholder value by having the Company report to shareholders on the impact of tax reform.

My designated representative on this matter is Mr. Steven J. Milloy of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Either I or Mr. Milloy will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact my Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854 and me.

Sincerely,

Thomas J Borelli

Thomas J. Borelli
Owner of Citigroup Common Stock

Enclosures: Shareholder Resolution: Global Warming Science
Letter from Merrill Lynch

Cc. Steven J. Milloy, Action Fund Management, LLC

RECEIVED

NOV 1 6 2005

MICHAEL S. HELFER

FLAT TAX REPORT

Whereas:

Citigroup's primary responsibility is to create value for shareholders and should pursue legal and ethical means to achieve that goal, including identifying public policies that would advance shareholder value in a transparent and lawful manner. [See Free Enterprise Action Fund, http://www.FreeEnterpriseActionFund.com/about.htm]

Whereas:

Company profitability and shareholder value are significantly affected by the federal tax code.

The current federal corporate income tax is complex, costly, and burdensome for businesses and shareholders. The number of pages of federal tax laws and regulations exceed 50,000. Annual tax compliance costs are estimated to range from $100 billion and $200 billion.

The U.S. has the second-highest corporate tax rate among 69 countries. [See Chris Edwards, "Corporate Tax Reform," Cato Institute Tax & Budget Bulletin No. 21, September 2004, www.cato.org/Pubs/Tbb/Tbb-0409-21.Pdf.]

Tax reform is crucial to America's business competitiveness. In 2005, the President's Advisory Panel on Tax Reform developed proposals for simplifying the federal tax system to: reduce compliance costs and burdens to businesses and individuals; promote economic growth and job creation; encourage capital investment; and to strengthen the ability of U.S. companies to compete in foreign markets.

Other tax reform proposals include the "flat tax" proposed in the book entitled "Flat Tax Revolution: Using a Postcard to Abolish the IRS" (Regnery, 2005) by Steve Forbes

Whereas:

Citigroup and its shareholders may significantly benefit from significant reform of the federal tax code, such as by replacing the current federal income tax with a flat tax.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to the shareholders a report on the estimated impacts of a flat tax for Citigroup, omitting proprietary information and at reasonable cost.

The report should provide estimates of the impact to Citigroup of:

1. Taxing all profits at a flat rate of 17 percent and at other alternative flat rates;

2. Limiting taxable income to only income earned in the U.S.;

3. Replacing depreciation with capital expensing.

4. Abolishing special "preferences" or "loopholes" in the corporate tax code.

5. Savings attained from reduced business compliance costs.

Supporting Statement:

The flat tax might benefit Citigroup and its shareholders by:

1. Increasing corporate dividend payouts to shareholders;

2. Reducing corporate tax accounting, planning and compliance costs;

3. Reducing incentives for questionable tax avoidance schemes that could backfire and attract litigation and penalties from federal authorities;

4. Increasing transparency in accounting and improved planning for Citigroup investment and other activities;

5. Spurring economic activity and growth, which in turn, might further increase company revenue, expand the financial services industry and increase shareholder value.

For more information on the flat tax see:

1. Chris Edwards, "Options for Tax Reform," Policy Analysis No. 536, Cato Institute: Washington, DC, February 24, 2005.]

2. "The Flat Tax: Issue Home Page," FreedomWorks, http://www.freedomworks.org.

3. Daniel Mitchell, "Making American Companies More Competitive," Backgrounder 1691, Heritage Foundation: Washington, DC, September 25, 2003.

citigroup

Jeffrey R. Levey
Vice President
Federal Tax Legislation
Federal Government
Relations Division

Citigroup Inc.
1101 Pennsylvania Avenue, N.W.
Suite 1000
Washington, DC 20004

Tel 202 879 6818
Fax 202 783 1873
jeffrey.levey@citicorp.com

July 17, 2005

The President's Advisory Panel on Federal Tax Reform
1440 New York Avenue, NW
Suite 2100
Washington, DC 20220

Dear Chairman Connie Mack and Vice-Chairman John Breaux:

Citigroup welcomes the opportunity to submit the attached paper to the President's Advisory Panel on Federal Tax Reform. We are making our submission not to advocate any particular tax reform proposal, but to share with the Panel our practical experience with consumption taxes as they have been applied to financial services companies and products in many countries around the world. In addition, we are providing our perspectives on several of the more theoretical consumption tax reform proposals that have been presented to the Advisory Panel in order to help the Panelists and staff better understand how some of these reforms may affect the financial services industry.

Many countries in which we do business use the same form of consumption tax – namely, a credit-invoice value-added tax (VAT). However, a variety of approaches to taxing the financial services industry under a VAT have emerged over the years. We describe these various approaches and explore those features that make for the most efficient and least distortionary VAT system.

As our exploration of the VAT's evolution makes clear, determining how best to tax the implicit fee charged for financial intermediation services – the "valued added"-- has proved a formidable challenge even for a tax regime with which tax policymakers and financial services companies have had decades of experience. An even more difficult challenge is posed by consumption tax systems that exist only in the realm of theory, with no real-world manifestations. Unfortunately, these by Robert Hall and Alvin Rabushka, and the Comprehensive Business Income Tax (CBIT), which was developed by the Treasury Department in the early 1990s and which looks like a Flat Tax when it provides for expensing -- do not provide well-developed mechanisms for taxing financial intermediation services. Nevertheless, this submission attempts to analyze how CBIT and the Flat Tax would apply to financial services by calculating the tax liability of a hypothetical financial services company with the same business mix as Citigroup under both CBIT and the Flat Tax and comparing these liabilities to that under current law. The submission also provides some comments on the gaps we see in the CBIT and Flat Tax proposals with regard to their application to financial transactions and the financial services industry.

We hope that that this paper will be helpful to the Advisory Panel as it considers consumption tax options. Please feel free to contact me or Saul Rosen, Citigroup's Chief Tax Officer, if you have further questions or comments regarding this submission. I can be reached at (202) 879-6818. Mr. Rosen can be contacted at (212) 793-1134.

Respectfully submitted,

Jeffrey R. Levey

Jeffrey R. Levey

July 17, 2005

Submission Of Citigroup To The President's Advisory Panel on Federal Tax Reform

INTRODUCTION AND SUMMARY

Citigroup is making this submission to the President's Advisory Panel on Federal Tax Reform in order to provide the Panel with the experience and thoughts of a financial services company that is based in the United States but has had major operations around the world for more than a century and currently operates in more than 100 countries. Citigroup is the world's largest financial services company. As a result of its history and development, Citigroup has been directly affected by a large variety of tax systems and has seen numerous tax law changes proposed and somewhat fewer enacted. The difference between success and failure for a given tax reform proposal often times is based on the extent to which the proposal's impact on major sectors of the local economy has been thought through prior to its initial public consideration. We have found that despite the important role financial services play in the global economy, most tax reform proposals give little consideration to our industry and our products.

Although Citigroup at this time is not taking a position as to any particular tax reform proposal, we hope that this submission will help the panel and staff better understand how some of the tax reform theories they are studying may affect the financial services industry. As William G. Gale, a senior fellow at the Brookings Institution, recently wrote in the context of the current tax reform discussion: "Although all of us are attracted to well-designed tax reforms, the real challenge is changing the tax system in a way that will work not only on paper but also in the real world."

The first part of this submission provides the Panel with Citigroup's experiences with value added tax (VAT) systems around the world and describes the variety of approaches to taxing the financial services industry that we have seen throughout the VAT's decades-long development. In this regard, we are including at the end of our submission a submission the Malaysian Association of Bankers recently made to the Malaysian government providing the Bankers' thoughts as to how the government might fashion a new VAT regime, after government officials indicated such a regime was under consideration. Citigroup tax experts contributed to this submission, which provides considerable detail relating to how a VAT might be constructed from scratch, and how financial services should ideally be treated under such a regime.

The second section of the submission analyzes how the Comprehensive Business Income Tax (CBIT), which was described in a Treasury Department study released in 1992, would apply to financial services by calculating the tax liability of a hypothetical financial services company with the same business mix as Citigroup under both the current method of taxation and the CBIT. The submission also analyzes how the Hall-Rabushka Flat Tax would apply to financial services by calculating the tax liability of the consumer banking division of this hypothetical financial services company under the Flat Tax, using the division's interest receipts over its interest payments as the taxable fee income received for financial intermediation services. Finally, we provide some comments on the gaps we see in the Flat Tax proposal with regard to its application to financial transactions and the financial services industry.

THE VAT AND FINANCIAL SERVICES

Introduction

A VAT is a simple tax intended to be levied on the final consumer and collected by the trading community. Exceptions to the tax base, such as zero rates and exemptions, are imperfections and deviate from the basic simple concept. There is little question that the tax works at its best when kept to a low rate and applied to a broad base with few or no exceptions.

VAT Administration

Our experience demonstrates that the business community must become fully engaged in the entire mechanism surrounding the day-to-day operation and collection of the tax. Businesses register with the tax administrator and add VAT to their sales while also paying VAT on their purchases. Through the submission of a monthly or quarterly VAT return, they remit or reclaim the VAT that passes through their businesses.

The tax administrator in turn is faced with providing a tax-collecting environment to receive the VAT tax returns and collect the tax. Were a VAT to be introduced in the United States, the Internal Revenue Service (IRS) would be expected to introduce new specialist tax audit procedures and the technology to handle the corresponding data flows. If a VAT is added to the taxes currently imposed, this will represent a new cost to the IRS over and above the current outlay.

While Citigroup's experience is that the cost to businesses of complying with a VAT is considerably less than the cost of complying with a corporate income tax, which we believe to be consistent with the experience of others, it would nevertheless be an additional cost to businesses if a VAT were adopted in the United States in addition to the corporate income tax. It is worth noting that, with the exception of Canada, there is no country we are aware of that combines a national consumption tax system with separate state sales tax systems. From an administrative perspective, a certain level of integration between the two systems is necessary; otherwise, the simple nature of the VAT will be dramatically compromised.

Relief from Taxation

For various economic or political reasons, many countries with a VAT provide relief from taxation for certain types of transactions. This relief is typically accomplished through the introduction of either "zero-rating" or "exemption."

Zero-rating allows for the sale tax free of the goods and services to which the zero rating applies. The effect is that the suppliers of the tax-free goods or services are included within the VAT system, which permits them to reclaim any VAT expenditure made in running their business. VAT systems around the world typically provide a zero rating regime for such items as food, literature, and household utilities.

Exemptions, on the other hand, allow for the tax-free sale but do not allow the supplier of the tax-free goods or services to recover any corresponding VAT expense incurred in the provision of the goods or services. Exempt items typically include financial services (although newer VAT systems have modified this concept, as noted below), medical services, and religious items.

It should also be noted that the VAT works very well for international transactions involving both trade in goods and services. In these circumstances, exports are relieved of VAT when they leave the country and imports are taxed. In the case of imports, goods are taxed at the point of entry. Services, on the other hand, are taxed through a self-accounting mechanism operated by the recipient of the service in the case of business-to-business transactions, or collected by the supplier (subject to certain de minimis limits), who is generally required to register for VAT locally and then account for VAT on its sales made to consumers.

VAT Accounting & Grouping

The supplier is responsible for identifying the correct VAT liability to be applied to the transaction and, where necessary, issuing a VAT invoice to document the transaction. The VAT invoice is an essential part of the VAT accounting audit trail. In certain circumstances, such as retailing, a variety of alternative simplified accounting systems have been implemented in order to relieve the supplier from the onerous task of issuing invoices on all sales, especially where the purchaser is not another registered trader.

In most VAT accounting systems, transactions between branches of the same legal entity, even when cross border, are not seen as supplies for VAT purposes and do not therefore attract the addition of the VAT.

VAT grouping also relieves the burden of issuing invoices and collecting the tax between related parties (not branches) by treating such related parties essentially as part of the same entity, and thus not subject to VAT on inter-company charges. For example, a bank might outsource data collection and call center operations to an entity that is part of the same affiliated group of corporations. Without VAT grouping, charges – many in the form of labor costs for the outsourced services - would be subject to VAT. If the financial services provided by the bank are exempt from VAT, the VAT charges for the outsourcing services provided by the related party would never be recoverable. With VAT grouping, the inter-company charges would be exempt from VAT.

The basic document, the VAT invoice, is used by the purchaser of the supply to evidence its entitlement to reclaim the VAT paid as an expense item against any tax collected.

Partial Exemption

Where a business sells both taxable and exempt supplies, it will only be able to recover its VAT expense to the extent that it sells taxable supplies. For example if a business sells 60% taxable supplies and 40% exempt supplies, it will only be entitled to reclaim 60% of its VAT expense.

Exemption for Financial Services

The main reason for exempting financial services is that it is extremely complicated to determine the "value added." A typical financial transaction may consist of various composite parts relating to the cost of funds, credit risk and, finally, the charge for the intermediation element. In true VAT terms, the tax should only apply to the intermediation element.

In addition, a question arises as to how to invoice for the portion of the financial transaction subject to the VAT, which would be an essential requirement under an invoicing type VAT system.

As VATs have been introduced around the world, most financial services industries have viewed exemption as the preferred system for a variety of reasons. Financial services firms have sought to avoid the cost of systems enhancement, and argued that financial services might be outsourced to an off shore supplier to avoid the imposition of the VAT. Governments have been concerned that the addition of the VAT to, say, mortgage interest would be politically unacceptable. Coupled with the difficulty in actually determining the "value added" in financial services, most countries have consequently settled for exemption.

Nevertheless, tax policymakers continue to study methods for imposing the VAT on financial transactions, either through a subtraction or addition method, or following the more complex cash flow accounting method recently studied by the European Commission.

Exemption Disadvantages

Since the VAT is only intended to be collected from the final consumer, unrecovered VAT generated between normal VAT registered businesses is an imperfection in the VAT taxation system. When financial services are exempt from the VAT, financial services companies find themselves restricted in their ability to recover VAT expense incurred in the "manufacture" of VAT-exempt services. In business-to-business transactions, this inability to recover the VAT inevitably results in the un-recovered VAT expense "cascading" through the supply chain, with the result that more than the value added is taxed. In the case of a normal trader, unrecoverable VAT expense on, say, legal fees incurred in the structuring of a capital; raising transaction means that the tax becomes imbedded in the cost of the normal supply chain and consequently becomes a cost component of the finished product.

One consequence of having un-recoverable VAT in the finance industry through the use of VAT exemptions is that it encourages the in sourcing of normally taxable expenses such as legal or tax/accounting services. It also inhibits the wider outsourcing of operational services, which in turn restricts the ability of the industry to move forward technologically, for example, through the sharing of software development.

The use of exemptions also brings complex VAT liability-type determinations regarding whether a supply is a financial service and thus itself exempt from VAT. A clear definition of financial service is a must under a system incorporating the use of exemptions. However, like most businesses, the activities of the financial services industry are always evolving. It is, therefore, a constant requirement on the part of suppliers of financial services and the tax administrator to determine the appropriate treatment of evolving services. These issues can be diminished through the consistent use of published rulings as new financial products are developed, and through the close cooperation of the industry and the tax administrator.

Other countries' experiences

As they have been introduced around the globe, beginning in Europe in the 1950s, VAT systems have evolved in the methods used to tax financial services. The following timeline outlines the introduction of VAT systems and their application to financial services. As VAT systems have evolved, newer systems have developed mechanisms to permit financial services companies to partially recover their VAT expenses. Under these newer systems, while VAT expense still becomes locked into a transaction, the element of un-recovered VAT expense becomes insignificant and is unlikely to impact the economics of the way the bank conducts its business. Thus, such mechanisms, described below, have effectively permitted a VAT recovery rate that would have existed had financial services been taxable, but without making the institutions apply VAT to a difficult-to-determine portion of their charges.

VAT -- Evolution

COUNTRY	EUROPE AN UNION	CANADA	SOUTH AFRICA	SINGAPORE	AUSTRIALIA	NEW ZEALAND
VAT INTRODUCED:	1954	1986	1991	1994	2000	1986 Updated 2005
VAT LIABILITY:						
• *INTEREST*	Exempt	Exempt	Exempt	Exempt	Exempt	Exempt
• *FEES*	Exempt	Some taxable	All taxable	All taxable	All taxable	All taxable with B2B zero-rated
VAT EXPENSE RECOVERY METHOD	Simple pro-rated calculation	Simple pro-rated calculation	Simple pro-rated calculation, plus use of net interest	High fixed recovery percentages by type of bank -- 74% to 98%	Restricted input tax credit fixed at 75%	Calculation produces a high expense recovery percentage
COMMENTS	Complex VAT liability	Taxes some explicit fees; Complex State –v- Federal taxation	Worked with banking industry to agree to system	Simple "one off" calculations by Government for industry to use	Tries to avoid disadvantaging outsourcing for smaller banks	Eliminates cascading; Initial complexity as system was established

- **European Union** (1954) – The EU widely uses VAT exemptions for the financial services industry, but EU countries are increasingly experiencing taxpayer disputes in the area of the definition of financial services. Litigation has increasingly been utilized to define the boundaries of taxation, which has in turn created an environment of uncertainty within the financial services industry. The performance of complex partial exemption VAT expense recovery calculations are highly time consuming and labour intensive and often remain a source of contention for many years before they are satisfactorily resolved.

- **Canada** (1986) – Canada initially sought to tax financial services, but eventually adopted the European VAT system of exempting most financial services, though VAT does apply to financial services for which fees are explicitly stated.

- **South Africa** (1991) – South Africa worked closely with the banking community and, as a result, reached agreement that all explicit fees would be taxed to the greatest extent possible. In determining pro rata VAT expense recovery ratios, the South African model utilizes net versus gross interest, which results in the recovery of a more reasonable amount of VAT expense. This is the case because fee income is relatively low when compared to gross interest – the fee for structuring a $10 million loan could be, say, $10,000, versus gross interest of $500,000 a year. If the fee were subject to VAT, the resulting recovery percentage would be 1.96 percent, or 10 / 510. If the net interest spread were only, say, 10 percent, then the new ratio would be 19.6 percent, or 10/51. Utilizing net interest thus produces a much greater VAT expense recovery rate.

- **Singapore (1994)** – Singapore introduced a simple broad-based, low-rate VAT system. Singapore taxes financial service fees where explicitly stated. The government also reached agreement with the financial services industry on a fixed rate of VAT expense recovery ranging from 74% to 98%, based on the type of financial service provided. This means that the banks do not need to devote time and resources to performing lengthy tax reclaim calculations. The Singapore government developed this expense recovery range after running models based on what the pro rata calculation might have been if they actually taxed all financial services. VAT is not applied to imported financial services.

- **Australia (2000)** – Australia also introduced a broad-based tax system and taxed fees wherever explicitly stated. Australia introduced a Restricted Input Tax Credit system, meaning that VAT expense relating to an exempt financial service could be recovered at a fixed 75% recovery rate. This step helped to maintain the economic value of outsourcing operational services, particularly for smaller banks. In order to avoid VAT on outsourced services, larger financial institutions can afford not to outsource back office and other processing services. Smaller banks that cannot afford to perform these services in house would outsource and incur VAT on the full outsourced charge. The 75 percent recovery rate seeks to level the playing field for the smaller banks that may have no choice but to outsource and incur VAT.

- **New Zealand (1986; updated 2005)** – New Zealand recently introduced VAT zero-rating for financial services on business-to-business (B2B) transactions. This has resulted in a high VAT expense recovery rate, while limiting significantly the instances of VAT expense cascading through the supply chain.

Conclusion

Countries that have introduced VAT more recently have tried to develop their VAT systems to reduce the imperfections caused by exempting financial services. Wherever possible the tax has been kept to as broad a base as possible and at a low tax rate. This has allowed these countries to take advantage of the power of using VAT as a revenue collecting process without the imperfection of locking un-recovered VAT expense into the supply chain.

We have a preference for zero-rating financial services on B2B transactions as introduced in New Zealand, but we also recognize the advantages of the pure simplicity of the Singapore model to reach the same ends. In New Zealand, a financial institution still must identify B2B transactions and apply the mathematical calculations to ensure a level of VAT expense recovery, while the Singapore system involves the simple application of the agreed recovery percentage.

FINANCIAL SERVICES AND THE CBIT

Introduction

The CBIT, in our view, seeks to create a comprehensive and integrated model for imposing the business tax element of an income tax. Coupled with expensing, it is akin to a consumption tax. As its authors stated in their 1992 Treasury Department report, "CBIT would equate the treatment of debt and equity, would tax corporate and non-corporate business alike, and would significantly reduce the tax distortions between retained and distributed earnings."

Put another way, CBIT seeks to ensure that business income is subject to tax only once, at the business entity level. CBIT accomplishes this result by not permitting businesses subject to tax – known as CBIT entities – to take tax deductions for payments of dividends or interest. Conversely, no payees of interest and dividends, including individuals, CBIT entities, and non-CBIT entities, would include in income any dividends and interest from a CBIT entity. CBIT would apply to all but the smallest business entities. The intent of the CBIT proposal is to take tax considerations out of business decisions; businesses should be able to adopt corporate or non-corporate form, finance their operations with debt or equity, and retain or distribute earnings to investors without a tax bias.

In order to ensure that business income is taxed only once, CBIT entities must compute their Excludable Distribution Account, or EDA. EDA is equal to the sum of (i) the amount of Federal income tax paid by the CBIT entity, grossed up to its pre-tax equivalent; (ii) the amount of any unused EDA amounts from prior years; and (iii) the amount of all dividends or interest received from CBIT entities during the year. To the extent dividends and interest paid by a CBIT entity in any single year do not exceed its EDA, the distributions the entity makes of interest and dividends are not subject to further taxation at the payee level. If a CBIT entity pays dividends and/or interest in excess of EDA, those excess distributions will either be subject to tax at the CBIT level (referred to as a "compensatory tax") or will be includible in the income of the payee. An EDA concept was proposed for dividends by President Bush in 2003 in the context of a proposal to eliminate taxation of dividend distributions to the extent that corporate earnings had already been taxed at the corporate level. Congress for a variety of reasons ultimately rejected this mechanism; instead, Congress chose to reduce the tax rate on both dividends and capital gains.

Application of CBIT to Financial Services

The authors of the CBIT proposal provided a very limited discussion of the taxation of financial services and, to our knowledge, little analysis has been performed to date as to the potential impact of the CBIT on the financial services industry.

In an effort to move the debate along, we have applied the CBIT mechanism to a large financial services corporation ("Finance") with a product mix similar to Citigroup – a company with significant investment banking, brokerage, consumer banking and finance, credit card, and small business lending activities. Interest income from corporations and individuals would make up the bulk of such a company's income, while its expenses consist mostly of interest expense and compensation costs. In the charts below, we have broken Finance into two parts, its consumer and small business lending operations ("Consumer Banking Division") and its corporate finance operations, including its investment bank ("Corporate Banking Division"). We have then provided representative figures for calculating Finance's current taxable income and tax liability, its taxable income and tax liability under both CBIT and CBIT assuming an enhanced version of section 265, and its EDA under CBIT. In the appendices we have included additional charts that provide a comparison of the tax liabilities resulting from the various methodologies sampled. For purposes of this analysis, we have assumed no change in interest rates because, as described below, we are uncertain of the effect of the adoption of CBIT on interest rates.

Chart 1: Calculation of Tax Liability Under CBIT

	Consumer Banking Division	**Corporate Banking Division**	**Finance's Consolidated Results**
Total Income	70,000,000	30,000,000	100,000,000
Total Operating Expenses	(42,000,000)	(16,000,000)	(58,000,000)
Total Interest Expenses	(19,000,000)	(10,000,000)	(29,000,000)
Taxable Income as Currently Calculated	**9,000,000**	**4,000,000**	**13,000,000**
Remove Domestic Dividend Income	(56,000)	(184,000)	(240,000)
Remove Domestic Corporate Interest Income	0	(14,000,000)	(14,000,000)
Add Back Total Interest Expense	19,000,000	10,000,000	29,000,000
New Taxable Income Under CBIT	**27,944,000**	**(184,000)**	**27,760,000**
Tax @ 35%	9,780,400	(64,400)	9,716,000
FTC	(1,500,000)	(140,000)	(1,640,000)
Other Credits	(15,000)	(50,000)	(65,000)
CBIT Tax	**8,265,400**	**(254,400)**	**8,011,000**

Finance's Consumer Banking Division would be significantly disadvantaged by the application of CBIT to its business. As made clear by Chart 1, almost all of the $9,000,000 of pre-tax net income that is generated by the Consumer Banking Division would go to pay the U.S. federal income tax liability generated under a CBIT regime (i.e., $8,265,400). As noted in Chart 2, below, this represents a significant increase (over five fold) in Finance's tax liability (currently $1,635,000) and leaves an insignificant investment return for shareholders.

Chart 2: Comparison of Results Under Current Tax System and CBIT

	Consumer Banking Division	Corporate Banking Division	Finance's Consolidated Results
Tax Computed Under Current Method	1,635,000	1,210,000	2,845,000
Tax Computed Under CBIT	8,265,400	(254,400)	8,011,000
Total Increase (Decrease) in Tax Resulting From Adopting CBIT	**6,630,400**	**(1,464,400)**	**5,166,000**

As a result, adoption of a CBIT would appear to create a large disincentive for financial institutions to continue to lend into the consumer and small business market absent a significant increase in consumer and small business interest rates or a significant decline in financial institutions' borrowing costs. Moreover, it does not seem possible to avoid this result without making an exception to at least one of the principles underlying CBIT. Under CBIT, Finance's cost to borrow the money it needs to lend to consumers and small businesses would be a non-deductible business expense as CBIT seeks to make tax-neutral a business' decision to fund operations using either debt or equity. However, the revenues generated from lending those funds would be fully taxable to Finance, as they are not received from CBIT entities and CBIT subjects CBIT income to at least a single level of taxation in the hands of a CBIT entity. It has been suggested that this issue will be eliminated by a natural correction in the market through an increase in the interest rates charged to non-CBIT entity borrowers. It is unclear to us, however, how palatable a tax reform plan will be if the result is a dramatic increase in interest rates on consumers and small businesses while interest rates for large corporate borrowers remain stable or decline.

In contrast to CBIT's effects on the Consumer Banking Division, the impact of adopting CBIT on Finance's Corporate Banking Division is positive. However, an extension of section 265 has been discussed in the context of adopting a CBIT regime that would deny Finance a deduction for expenses incurred to generate tax-exempt CBIT-income.

As can be seen from Chart 3, however, the effect of extending the application of section 265 in this way would have an extremely negative impact on Finance's Corporate Banking Division. Moreover, the impact of extending section 265 is more harmful to Finance on a consolidated basis than simply recognizing the impact to its Corporate Banking Division alone as, on a consolidated basis, it would include the expense base of the Consumer Banking Division. As reflected in Charts 6 and 7 in Appendix 1, in every case Finance is disadvantaged by the adoption of CBIT with an enhanced section 265 as compared both with its tax liability under the current tax system and a straight CBIT system.

Chart 3: Calculation of Tax Liability Under CBIT With Enhanced Section 265

	Consumer Banking Division	Corporate Banking Division	Finance's Consolidated Results
Total Income	70,000,000	30,000,000	100,000,000
Total CBIT-Exempt Income	56,000	14,184,000	14,240,000
Percentage of Total Income that is CBIT-Exempt	.08%	47.3%	14.2%
Total Operating Expenses	42,000,000	16,000,000	58,000,000
Operating Expenses Not Deductible Under Enhanced Section 265	33,600	7,568,000	8,236,000
Original Taxable Income Under CBIT	27,944,000	(184,000)	27,760,000
New Taxable Income Under Enhanced-265 CBIT	**27,977,600**	**7,384,000**	**35,996,000**
Tax @ 35%	9,792,160	2,584,400	12,598,600
FTC	(1,500,000)	(140,000)	(1,640,000)
Other Credits	(15,000)	(50,000)	(65,000)
Enhanced-265 CBIT Tax	**8,277,160**	**2,394,400**	**10,893,600**

Chart 4 demonstrates that EDA has no limiting effect in this case because total distributions of dividends and interest were less than the EDA amount (giving Finance EDA carryover for the next year). However, had total distributions exceeded $37,128,572, the excess amount would have either been subject to a compensatory tax imposed on Finance or the excess amounts would have been includible, after the fact, in the income of the distributees. Were a compensatory tax regime not adopted, uncertainty regarding the taxability of the dividend or interest payment would impact the initial coupon for debt and the stock price for equity.

Chart 4: Calculation of Excludable Distribution Account ("EDA")

	Consumer Banking Division	**Corporate Banking Division**	**Finance's Consolidated Results**
Initial CBIT Tax	**8,265,400**	**(254,400)**	**8,011,000**
Pre-tax Equivalent Income	23,615,429	(726,857)	22,888,572
Add Back Domestic Dividend Income	56,000	184,000	240,000
Add Back Domestic Corporate Interest Income	0	14,000,000	14,000,000
Total EDA	23,671,429	13,457,143	37,128,572
Total Distributions	N/A	N/A	30,000,000
Excess Distributions Subject to Compensatory Tax	**N/A**	**N/A**	**0**

Issues Raised by CBIT

We acknowledge that our analysis of CBIT as we believe it would apply to the typical financial services institution, producing a tax that would be a multiple of the firm's tax burden under current law, is somewhat simplistic. We have applied CBIT as it was designed by its authors, who stated that the treatment of financial services required more attention. In applying CBIT to a representative case study, we note the following issues that need to be addressed in much more detail:

- CBIT could have a dramatic impact on CBIT financial institutions that predominately lend to small businesses that are non-CBIT entities and to individuals (consumer loans, mortgages, etc). These institutions would be fully taxed on all or most of their interest income (because it is received mainly from non-CBIT entities or individuals) while losing a deduction for their financing costs.

- How might the denial of deductions under current Internal Revenue Code Section 265 for expenses incurred to generate certain tax-exempt income be expanded to include the denial of deductions for operating expenses associated with CBIT income? The application of Section 265 to the Corporate Banking Division in the above example would have a devastating impact on Finance's ability to profit from being in that sector.

- Under CBIT, would withholding taxes have to be eliminated on outbound payments of dividends and interest? Such an approach would conceivably be necessary in order to achieve the goal of imposing a single Federal tax on business income, and may be necessary to insure the tax system is not considered to be discriminatory with respect to foreign investors. Yet, elimination of withholding tax could necessitate wholesale changes in the U.S. tax treaty network. Retaining the withholding tax regime could have a negative impact on the ability of U.S. companies to attract inbound investment and funding sources.

- In our example, we assumed a compensatory tax mechanism would be adopted in cases in which a company's distributions exceed its EDA. If a compensatory mechanism is not adopted, investor uncertainty as to the taxable or non-taxable nature of their investments will likely impact the cost of borrowing and of equity capital.

Possible Alternatives Under a CBIT

Without further adjustment, CBIT would create what we view as an unacceptably large increase in the tax liability of the financial institution in the above example, virtually eliminating the profit margins of financial institutions that primarily do business with individuals and small businesses (i.e., non-CBIT entities). We thus must raise the question: Is this situation fixable?

It may be necessary to create a formula in the context of CBIT (or other consumption tax) that would permit a financial institution at least a partial deduction for its interest expense by creating in effect a reverse Section 265 calculation. In other words, rather than a provision denying deductions that produce tax exempt income, it may be necessary to include a provision that permits deductions for otherwise undeductible expenses because they generate taxable income. Although the interest deduction permitted by a reverse Section 265 calculation would be inconsistent with the CBIT principle that all business income should be taxed once, the Treasury CBIT study suggested as an alternative that financial institutions be allowed to issue deductible, taxable debt, which would have the same effect if held by a non-taxable entity as it likely would be.

Impact of CBIT and other Consumption Tax Proposals on Interest Rates

In theory, the dramatically broadened tax base encountered by the financial institution in the above example would be offset to a large extent by changes in interest rates that would be a direct result of adoption of a CBIT or other consumption tax that would make interest tax-free. In other words, depositors in theory would be willing to accept a lower interest rate – a tax-exempt interest rate – for the use of their money because they would no longer pay tax on their interest income. Thus, the CBIT financial institution's interest expense should, in theory, fall by as much as 35 percent. For a number of reasons, however, we don't believe a reduction in yields is likely to occur of anything close to this level on debt that today is issued in taxable form.

We think the reduction in yield on corporate bonds could be quite modest because the key drivers of demand for such bonds, namely foreign central banks, foreign private investors, and private and public pension funds, would not be affected by the change in the tax law. Issuing institutions will continue to have taxable customers, including foreign investors that are outside the CBIT system. There is no reason to expect that the foreign investor will accept a significantly lower yield than he is receiving at present.

The fact that yields on tax-exempt bonds today are nowhere near a theoretically pure tax-exempt level provides a strong indication that the market will not produce such a level of interest rates once a consumption tax proposal or CBIT is enacted. The tax-exempt yield curve today generally ranges from 80-percent to 95-percent of the yield curve for taxable debt because only individual investors and property and casualty insurers are substantial net "end-use" buyers for the tax exemption. Other major buyers are "crossover buyers" who are largely indifferent to the tax-exempt status of the debt.

THE HALL-RABUSHKA "FLAT TAX"

In addition to VAT and CBIT, several other consumption tax proposals have been presented to the Panel. One such proposal is the "flat tax," which was originally proposed by Robert Hall and Alvin Rabushka of the Hoover Institution, Stanford University, in 1981. The authors of the proposal have heralded the simplicity of their proposal. However, in attempting to apply the proposal to financial services, we are faced with a number of issues that, so far as we have been able to determine, the authors have not addressed or have addressed in ways that, when applied to a company like Citigroup, may not work very well in practice.

In the context of business activities, the Flat Tax takes "the total receipts of the firm over the year and subtract[s] the payments the firm has made to its workers and suppliers." The difference is then taxed at a flat 19 percent rate. More specifically, the Flat Tax taxes the revenue from the sale of goods and services. However, "financial income" (which explicitly includes interest and dividends but is less clearly meant to apply to the return on more complex financial instruments) is excluded from taxable income. From that, the Flat Tax allows deductions for wages, pension payments, the cost of goods sold, and investment in plant and equipment. However, interest payments, employee fringe benefits, taxes, charitable contributions, etc. would no longer be deductible. Moreover, it appears that the Flat Tax is a territorial tax and that a U.S.-based business would not only not be taxed on the income it earns abroad, but would not be taxed on the dividends received from its foreign subsidiaries. It is unclear how this change to a territorial system would work and so we assume, for purposes of this memorandum, that all income, wherever earned, is subject to the same tax treatment under the Flat Tax.

In looking at the retail banking industry (Hall and Rabushka do not discuss the investment banking industry), Hall and Rabushka take as their starting point the view that banks bundle the "basic function of borrowing from the depositor" with an array of services that includes "processing deposits, clearing checks, preparing statements, [and] providing automatic teller services . . ." According to Hall and Rabushka, banks effectively "charge" depositors for these services by reducing the amount of interest they pay on deposits. They propose taxing these so-called embedded service fees as income and state that "the price [for these services] is ***easy to measure*** – **it** is the difference between the market interest rate and the lower rate that the bank pays on accounts that have bundled services." (Emphasis added.) However, it is not clear that their assumption is valid. For example, no explanation is offered for why interest rates on checking accounts remain the same regardless of whether separate service fees are also charged. Moreover, even if valid, they provide no indication of how this determination would be made as a practical matter. As a result, the authors' brief discussion of financial services raises more questions than it answers. For example, what is the "market rate of interest" that taxpayers are supposed to use? Bank deposits of $100,000 or less are generally insured by the U.S. government and the funds can generally be withdrawn by depositors at will. Perhaps for these accounts the ask yield for a Treasury Bill with a single day left to maturity would be the closest possible rate one could reasonably use. Assuming that was correct, what rate should be used for non-insured accounts, accounts insured by private insurers (as is often the case for brokerage accounts) or foreign accounts (assuming that the Flat Tax is not fully territorial)?

Moreover, how would a bank handle accounts that already charge service fees? What are the implications to the Flat Tax of accounts that charge service fees in some months but not in others without a corresponding change in interest paid on the deposits?

Even assuming an appropriate market rate could be determined in each situation, it is not now possible to estimate the cost of the infrastructure necessary to implement such a system. A customer walking into a Citibank branch in New York City on July 5, 2005, would have found 24 different interest-bearing Consumer Deposit Solutions to choose from with annual percentage yields ranging from .25% to 2.55%. When one considers that Citigroup has over 200 million customer accounts worldwide, had average customer deposits of $260 billion dollars ($157 billion in North America alone) in 2004, and $562 billion of deposits on December 31, 2004, it is clear that measuring the price for the services offered by Citibank by subtracting the interest rate on each account from the applicable "market rate of interest" for that account will be a complicated undertaking. Furthermore, Hall and Rabushka acknowledge that a "similar challenge" would await Citigroup's $548 billion loan portfolio (as of December 31, 2004) as they note that "a loan is actually a financial transaction bundled with services provided by the bank" and that an imputed service fee should be broken out of the interest charged to the borrower and taxed separately to the bank.

If a portion of interest income received by the financial institution were taxable, it would seem consistent to permit a deduction for the otherwise non-deductible interest payment made by a business. Similarly, those business customers that deposit money in a financial institution should be entitled to a deduction for the imputed service fee that the financial institution is deemed to have charged through a reduced interest rate on the customer's account. In order to make this all work, the financial institution, the IRS, and the customer would have the added burden of dealing with information returns relating to the portion of the interest payment and imputed service fee that is indeed deductible.

In Chart 5 we provide a rough estimate of how the adoption of the Flat Tax might impact our hypothetical company, Finance. We have only applied the Flat Tax to the Consumer Banking Division because there is limited information on how a Flat Tax might apply to the investment banking industry. To the extent the investment bank's activities generate explicit fees, we assume the fees would be included in the tax base. To the extent the activities do not generate explicit fees, however, then the problems will be similar to the problems of the consumer bank. Although the calculation suggests that the adoption of the Flat Tax would cause the Consumer Banking

Division's pro forma tax liability to increase by over 50 percent, we have made a number of assumptions to arrive at that figure and it is possible that radically different results (both positive and negative) would be achieved if one or more of the assumptions were altered or proved incorrect. The assumptions we made were as follows:

- To estimate the embedded service fees discussed above, we have simply treated the difference between the Consumer Banking Division's interest receipts over its interest payments as taxable service fee income.

- No adjustment was made to reflect and exclude a return on equity capital (which, in Citigroup's case exceeds $100 billion). It has been our experience that the difference between depreciating buildings and equipment and expensing them currently is not significant. As a result, Chart 5 continues to reflect a depreciation deduction. No deduction is made for bad debts, interest, taxes paid, charitable contributions, or employee benefits (other than pension expenses).

- Hall & Rabushka state that, "The flat tax applies only to the domestic operations of all businesses, whether of domestic, foreign, or mixed ownership. Only the revenue from the sales of products within the United States plus the value of products as they are exported would be reported. Nevertheless, we have included earnings from foreign branches and have retained the foreign tax credit because we are not sure to what degree the Flat Tax would exempt foreign income and dividends from taxation.

- We have assumed a 19 percent tax rate, as originally proposed by the authors. However, if the rate were to be increased in order to ensure the revenue neutrality of the proposal, the tax liability of the financial institution in the model would also increase.

Chart 5: Calculation of Tax Liability Under H-R Flat Tax

	Consumer Banking Division
Current Total Income	70,000,000
Remove Interest Income	(38,000,000)
Remove Dividend Income	(1,200,000)
Include Embedded Service Fee	19,000,000
Revised Total Income	49,800,000
H-R Deductible Expenses	(28,600,000)
Taxable Income Under H-R Flat Tax	21,200,000
Tax @ 19%	4,028,000
FTC	(1,500,000)
H-R Flat Tax Liability	2,528,000
Current Tax Liability	1,635,000
Increase in Tax Liability Resulting from H-R Flat Tax	893,000

FINAL THOUGHTS ON OTHER METHODS FOR TAXING FINANCIAL INTERMEDIATION

A number of commentators have sought to devise a system in the context of the credit-invoice VAT to tax financial services more effectively, primarily by trying to separate out and tax the net profit inherent in the intermediation fee – or interest – charged by a financial institution when it provides financial products to its customers. However, these various approaches quickly become very complicated and subjective, especially in the context of more complex financial transactions and products.
As a result, most countries that have, at one time or another, sought to impose a VAT on financial intermediation services have abandoned the effort save for explicitly-stated fees. As noted above, European countries have resorted to an exemption system for such services, while modernized VAT systems permit financial institutions a partial recovery of VAT expense they incur through the operation of their businesses that they are not permitted to pass through to their customers.

The Flat Tax is designed to replicate a business tax base similar to a VAT, except that deductions are allowed for wages and pension contributions. The Flat Tax model create the same problems in isolating the implicit charge for financial intermediation services embedded in interest rates as those faced by countries that have introduced VAT systems. Thus it may be logical to consider similar solutions for addressing the treatment of financial services under a Flat Tax as those countries have ultimately introduced for their VATs, e.g., the equivalent of exemption or zero-rating of financial service income.

Unless financial intermediation services are successfully identified and taxation is limited to the related income, then, like the CBIT, the Flat Tax is likely to create an overly burdensome tax liability for financial institutions because of the lack of a deduction for the cost of the financial institutions' key input – interest. Short of defining and calculating income from financial intermediation services, an alternative is to permit a deduction for interest expense, similar to the reverse Section 265 calculation outlined with respect to CBIT, at least to the extent of including within the tax base only the net interest expense of the financial institution.

APPENDIX 1: ADDITIONAL CBIT CHARTS

Chart 6: Comparison of Results Under Current Tax System and Enhanced-265 CBIT

	Consumer Banking Division	Corporate Banking Division	Finance's Consolidated Results
Tax Computed Under Current Method	1,635,000	1,210,000	2,845,000
Enhanced-265 CBIT Tax	8,277,160	2,394,400	10,893,600
Total Increase in Tax Resulting From Adopting Enhanced-265 CBIT	**6,642,160**	**1,184,400**	**8,048,600**

Chart 7: Comparison of Results Under CBIT and Enhanced-265 CBIT

	Consumer Banking Division	Corporate Banking Division	Finance's Consolidated Results
Tax Computed Under CBIT	8,265,400	(254,400)	8,011,000
Enhanced-265 CBIT Tax	8,277,160	2,394,400	10,893,600
Total Increase in Tax Resulting From Adopting Enhanced-265 CBIT Over CBIT	**12,760**	**2,648,800**	**2,882,600**

STEVEN J. MILLOY
ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

December 27, 2005

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Citigroup; Shareowner Proposal of Thomas J. Borelli; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

On behalf of Thomas J. Borelli, attached please find six (6) copies of Mr. Borelli's response to a December 22, 2005 request by Citigroup for a no-action letter from the Staff in connection with the above-captioned shareowner proposal.

Sincerely,

Steven J. Milloy

Enclosures

Cc: Thomas J. Borelli

STEVEN J. MILLOY
ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

December 27, 2005

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Citigroup; Shareowner Proposal of Mr. Thomas J. Borelli; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of Mr. Thomas J. Borelli in response to the December 22, 2005 request by Citigroup (the "Company") for a no-action letter from the staff of the Division of Corporate Finance (the "Staff") concerning the above-referenced Shareowner Proposal (the "Proposal"). We believe the Proposal is not excludable for the reasons claimed by Citigroup.

THE PROPOSAL

The Proposal states in its entirety:

FLAT TAX REPORT

Whereas:

Citigroup's primary responsibility is to create value for shareholders and should pursue legal and ethical means to achieve that goal, including identifying public policies that would advance shareholder value in a transparent and lawful manner. [See Free Enterprise Action Fund, http://www.FreeEnterpriseActionFund.com/about.html]

Whereas:

Company profitability and shareholder value are significantly affected by the federal tax code.

The current federal corporate income tax is complex, costly, and burdensome for businesses and shareholders. The number of pages of federal tax laws and regulations exceed 50,000. Annual tax compliance costs are estimated to range from $100 billion and $200 billion.

The U.S. has the second-highest corporate tax rate among 69 countries. [See Chris Edwards, "Corporate Tax Reform," Cato Institute Tax & Budget Bulletin No. 21, September 2004, www.cato.org/Pubs/Tbb/Tbb-0409-21.Pdf.]

Tax reform is crucial to America's business competitiveness. In 2005, the President's Advisory Panel on Tax Reform developed proposals for simplifying the federal tax system to: reduce compliance costs and burdens to businesses and individuals; promote economic growth and job creation; encourage capital investment; and to strengthen the ability of U.S. companies to compete in foreign markets.

Other tax reform proposals include the "flat tax" proposed in the book entitled "Flat Tax Revolution: Using a Postcard to Abolish the IRS" (Regnery, 2005) by Steve Forbes.

Whereas:

Citigroup and its shareholders may significantly benefit from significant reform of the federal tax code, such as by replacing the current federal income tax with a flat tax.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders a report on the estimated impacts of a flat tax for Citigroup, omitting proprietary information and at reasonable cost.

The report should provide estimates of the impact to Citigroup of:

1. Taxing all profits at a flat rate of 17 percent and at other alternative flat rates;

2. Limiting taxable income to only income earned in the U.S.;

3. Replacing depreciation with capital expensing.

4. Abolishing special "preferences" or "loopholes" in the corporate tax code.

5. Savings attained from reduced business compliance costs.

Supporting Statement:

The flat tax might benefit Citigroup and its shareholders by:

1. Increasing corporate dividend payouts to shareholders;

2. Reducing corporate tax accounting, planning and compliance costs;

3. Reducing incentives for questionable tax avoidance schemes that could backfire and attract litigation and penalties from federal authorities;

4. Increasing transparency in accounting and improved planning for investment and other activities;

5. Spurring economic activity and growth, which might further increase company revenue, expand the financial services industry and increase shareholder value.

For more information:

1. Chris Edwards, "Options for Tax Reform," Policy Analysis No. 536, Cato Institute: Washington, DC, February 24, 2005.]

2. "The Flat Tax: Issue Home Page," FreedomWorks, http://www.freedomeworks.org.

3. Daniel Mitchell, "Making American Companies More Competitive," Backgrounder 1691, Heritage Foundation: Washington, DC, September 25, 2003.

RESPONSES TO CITIGROUP's CLAIMS

I. The Proposal is not excludable since it is not intended to bind the Company if adopted by the shareholders.

The intent of the Proposal is to request that Citigroup report to shareholders on the impact of a "flat tax." The Proposal does not intend to require Citigroup to take any action that may be prohibited by law. Consistent with the intent of Rule 14a-8 to not permit the exclusion of shareholder proposals based on technical or inadvertent deficiencies, we request the opportunity to amend the Proposal to clarify that the shareholders merely "urge" that Citigroup produce a report on the impacts of the flat tax. Citigroup has not previously offered Mr. Borelli an opportunity to amend any technical deficiencies that the Proposal may contain.

II. The Proposal is not excludable because it does not implicate Citigroup's ordinary business matters and it does not request the disclosure of proprietary information.

A. The Proposal does not involve ordinary business matters.

The Proposal involves a significant social policy issue that does not constitute ordinary business operations. The flat tax contemplates future substantial revision of the Internal Revenue Code – a significant social policy issue that in no way pertains to "ordinary business operations.".

Exchange Act Release No. 40,018 (May 21, 1998) provides that shareholder proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. Moreover, a shareowner proposal involving a significant policy issue is not excludable merely because it may impact ordinary business operations at some indeterminate point in the future.

Given the intent of the Proposal merely to urge that Citigroup produce a report on the flat tax, and the hypothetical nature of the flat tax, the Proposal in no way infringes upon any of management's fundamental decision-making functions.

The Proposal does not request information pertaining to the Company's sources of financing or strategies used to manage its tax liabilities. Moreover, the Proposal specifically requests omission of the Company's proprietary information. This omission would exclude proprietary information on the Company's sources of financing and tax strategies.

As the Proposal does not constrain, impact or even address ongoing Citibank operations, and as the flat tax is a significant social policy that currently is hypothetical in nature, the Proposal in no way touches upon Citigroup's ordinary business operations.

Contrary to Citigroup's claim, the Proposal does not request a report on "an extremely complex matter, the prescribed method, timing and scope of disclosure of supplemental financial information in a highly detailed report."

The Proposal clearly references the "flat tax" proposed in the book entitled, "Flat Tax Revolution: Using a Postcard to Abolish the IRS" (Regnery, 2005) by Steve Forbes. The Proposal states,

> Other tax reform proposals include the "flat tax" proposed in the book entitled "Flat Tax Revolution: Using a Postcard to Abolish the IRS" (Regnery, 2005) by Steve Forbes.

The Proposal term "flat tax" refers specifically to the flat tax concept raised in "Flat Tax Revolution."

As widely discussed in the public media and as described in the Proposal, the flat tax contemplates: (1) taxing all profits at a flat rate of 17 percent; (2) limiting taxable income to only income earned in the U.S.; (3) replacing depreciation with capital expensing; <u>and</u> (4) abolishing special preferences or "loopholes" in the tax code. The Proposal contemplates that these conditions be considered jointly in the requested report.

The terms used in the Proposal, including: "profits"; "income earned in the U.S."; "depreciation and capital expensing"; "special preferences and 'loopholes'"; and "reduced business compliance costs" are either commonly understood terms or are adequately explained in "Flat Tax Revolution." The existing Internal Revenue Code (the "IRC" or "Code") is irrelevant since the flat tax would substantially revise the existing Code. To the extent that terms used in the Proposal may include some uncertainty, Citigroup may certainly exercise reasonable discretion in determining how to address any such uncertainties. There is no requirement that the Proposal provide precise directions that provide no room for the exercise of reasonable discretion.

In raising the matter of its July 2005 report to the President's Advisory Panel on Tax Reform, Citigroup asserts that the complexity of tax reform is not appropriate for consideration at an annual meeting of shareholders. But Citigroup's July 2005 report was cursory and incomplete with respect to the flat tax. Only one of Citibank's divisions, [i.e., Consumer Banking] was included in the report, for example, and it is not clear that the analysis conducted for that division was calculated in substantial accord with the flat tax as contemplated by the "Flat Tax Revolution." Citigroup's July 2005 report to the President's Advisory Panel on Tax Reform cannot be considered, therefore, as a bona-fide effort to address the impacts of the flat tax on Citigroup, and so does not constitute evidence that the flat tax is inappropriate for consideration at an annual meeting for shareholders.

In any event, a significant social policy issue's complexity does not preclude it from being considered at the annual meeting for shareholders. The Staff previously ruled in *Exxon Mobil Corporation* (Mar. 19, 2004) and *Exxon Mobil Corporation* (Mar. 15, 2005), for example, that the scientifically and economically complex issue of global climate change was appropriate for consideration at an annual shareholder meeting. Given that the flat report requested by the Proposal addresses much less complex issues than the scientific and economic issues involved in global climate change, Citigroup's assertion that the flat tax is too complex for shareholders is inconsistent with prior Staff rulings, the facts and common sense.

Citigroup's reliance on *General Motors Corporation* (March 30, 2005) is misplaced since the requested report involved in that proposal very clearly implicated ordinary business operations by requiring a report on the company's ongoing potential annual contribution to global warming. The Proposal, in contrast, requests a one-time report on a hypothetical, but significant change in social policy that in no way touches upon ongoing ordinary business operations.

Citigroup's reliance on *AmerInst Insurance Group, Ltd.* (April 14, 2005) is also misplaced since the Proposal does not request periodic reporting related to ongoing ordinary business operations (i.e., company expenses). The Proposal requests a one-time report on how a hypothetical flat tax might impact the Company. The Proposal does not require detailed disclosure of any Company financial information. The Proposal requests a hypothetical tax calculation, not disclosure of financial information.

Citigroup's reliance on *International Business Machines Corporation* (January 9, 2001) is misplaced since the Proposal is not related to the presentation to shareholders of financial statements or information related to ongoing ordinary business operations. The Proposal requests a hypothetical tax calculation, not disclosure of financial information.

The Proposal does not request the inclusion of supplemental financial information related to ongoing ordinary business operations. It requests a hypothetical tax calculation that does not necessitate or contemplate disclosure of proprietary information or financial information related to ongoing ordinary business operations.

Citigroup's reliance on *Pfizer Inc.* (February 5, 2003) is misplaced since the report requested in that case pertained to disclosure of supplemental financial information related to ongoing business operations. The Proposal does not require disclosure of supplemental financial information nor does it relate to ongoing business operations. The Proposal requests a hypothetical tax calculation based upon a significant future policy change relating to federal taxation.

Citigroup's reliance on *The Dow Chemical Company* (February 23, 2005) is misplaced because, unlike the Bhopal incident that relates to the company's ongoing risks and liabilities, the report requested by the Proposal relates to a hypothetical future change in public policy that is beyond the scope of ordinary business operations.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject Citigroup's request for the Staff to take no action if Citigroup excludes the Proposal. Pursuant to Rule 14a-8(j), enclosed herewith a six copies of this letter and its attachments. A copy of this correspondence has been timely provided to Citigroup and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Citigroup or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Citigroup's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy

Cc: Shelley Dropkin, Citigroup
Thomas J. Borelli

citigroup

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600
dropkins@citigroup.com

RECEIVED
2006 JAN 10 PM 4:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 9, 2006

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal to Citigroup Inc. of Mr. Thomas J. Borelli (the "Proponent")*

Dear Sir or Madam:

The Proponent, through counsel, has submitted a letter to the Securities and Exchange Commission dated December 27, 2005, a copy of which is attached hereto as Exhibit A ("Proponent's Letter"). This was in response to a no-action petition (the "Petition") filed by Citigroup Inc. ("Citigroup" or the "Company") on December 23, 2005 to exclude the stockholder proposal (the "Proposal") submitted by the Proponent requesting, "That by the 2006 annual shareholder meeting, the Board of Directors make available to the shareholders a report on the estimated impacts of a flat tax for Citigroup, omitting proprietary information and at reasonable cost." The Proposal goes on to prescribe five factors whose impacts on Citigroup are to be estimated and included in the report to be prepared by Citigroup management.

Citigroup has reviewed the Proponent's Letter and believes that, notwithstanding any statements to the contrary contained in such letter, the arguments stated in the Petition fully support the exclusion of the Proposal from its proxy statement and form of proxy (together, the "2006 Proxy Materials") under Rule 14a-8(i)(7).

The Proponent's Letter argues that the Proposal may not be omitted because it does not relate to the Company's ordinary business operations and it raises a significant social policy issue. Citigroup respectfully submits that both of these arguments lack merit.

The arguments put forth in the Proponent's Letter support the Company's position and demonstrate a misunderstanding of the Company's position. The Company's position, as set forth in greater detail in the Petition, clearly demonstrates the numerous ways in which the Proposal infringes upon Citigroup management's fundamental decision-making functions. Briefly, it is the role of management to determine whether to allocate resources to produce the requested report and, if management deems it appropriate to allocate resources to prepare such report, it is the role of management to determine what the report should include. The Proposal, however, would take away those basic decisions from Citigroup management.

The Proponent's Letter supports the Company's position that the Proposal infringes upon management's decision-making authority by emphasizing that the report requested in the Proposal must be based on the concept of a "flat tax" as proposed in the book entitled, "Flat Tax Revolution: Using a Postcard to Abolish the IRS" (Regnery, 2005) by Steve Forbes. Accordingly, even if Citigroup management decided to expend resources to study and prepare a report on the impact a flat tax would have on Citigroup, that would be insufficient to the Proponent unless management followed the prescribed contents set forth in the Proposal, which hew to the requirements, parameters, and definitions used in Steve Forbes's book as the exact kind of "flat tax" on which the report should be based.

The Proponent's Letter also demonstrates a misunderstanding as to the reason the Company's July 2005 Report to the President's Advisory Panel on Tax Reform ("July 2005 Report") was annexed. The July 2005 Report was annexed as an Exhibit to the Petition not to demonstrate that Citigroup has implemented the Proposal, as the Proponent suggests, but to demonstrate that (i) many tax reform proposals are under consideration by the Executive and Legislative branches of the U.S. Government and it would inappropriate, given all of the proposals and their potential impact on Citigroup, to focus its attention and resources on one proposal chosen by a stockholder without regard to its importance relative to other proposals, (ii) the issues surrounding tax reform are very complex, and (iii) given the level of complexity involved in tax reform, it would not be appropriate to ask stockholders to make the determination as to what type of report Citigroup should prepare.

Among the many responsibilities of the Citigroup Tax Department ("Tax Department") is tax planning for the entire global organization. A subset of this role is to monitor new tax rules, significant proposals to change current tax rules, and tax issues that need to be solved through tax law changes, evaluate their impact on Citigroup, and determine what, if anything, can be done to mitigate any negative impact that these proposals may have on our operations.

Consequently, formulation of tax strategies and consideration of the impacts various forms of tax legislation would have on the Company are matters that implicate Citigroup's ordinary business operations. The Staff of the Division of Corporation Finance of the Securities and Exchange Commission ("Staff") has consistently declined to recommend enforcement action against companies that omitted proposals requesting management to report on the impact legislative or regulatory proposals being considered by national policy makers would have on matters pertaining to those companies' ordinary business operations. See e.g., International Business Machines Corporation. (January 1, 2002), (proposal requesting a report from management that would have the effect of involving the company in the political or legislative process to promote the establishment of a national health insurance system omitted under Rule 14a-8(i)(7)); Niagara Mohawk Holdings, Inc. (March 5, 2001) (proposal requesting board to establish a committee of outside directors to report on the impact pension-related proposals under consideration by national policymakers would have on the company omitted under Rule 14a-8(i)(7)).

The Proposal Does Not Raise a Significant Social Policy Issue

The Proponent's Letter makes the unsubstantiated assertion that the Proposal raises a significant social policy issue. It cites no rulings by the Staff to support its position nor does it make any arguments that support a determination that tax policy is a social policy issue.

The Proponent's Letter cites two no-action letters, Exxon Mobil Corporation (March 19, 2004) and Exxon Mobil Corporation (March 15, 2005) to support the position that even a complex ordinary business matter can raise a significant social policy issue and be included in a company's proxy statement. Unlike those cases, which requested research data from one of the world's largest fossil-fuel companies, Exxon Mobil, on its stated position on the science of climate change, the flat tax proposal would not address any significant social policy issue.

In addition, Proposals that request reports on ordinary business matters that might arguably implicate a social policy issue have been consistently omitted under Rule 14a-8(i)(7). See e.g., Newmont Mining Corporation (February 4, 2004) (Staff declined to recommend enforcement action against a company that omitted a proposal requesting the board to publish a comprehensive report on the risks to the company's operations, profitability and reputation arising from social and environmental liabilities.); see also The Chubb Corporation (January 25, 2004), (stockholder proposal requesting that the board of directors prepare a report providing an assessment of management's strategies for evaluating the risks and benefits of the impact of climate change on its businesses, omitted pursuant to Rule 14a-8(i)(7)).

For the foregoing reasons, as well as those set forth at greater length in Citigroup's Petition, the Proposal should be excluded from Citigroup's 2006 Proxy Materials pursuant to Rule 14a-8(i)(7).

If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Thomas Borelli
Steven Milloy

Attachment

STEVEN J. MILLOY

ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

December 27, 2005

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Citigroup; Shareowner Proposal of Mr. Thomas J. Borelli; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of Mr. Thomas J. Borelli in response to the December 22, 2005 request by Citigroup (the "Company") for a no-action letter from the staff of the Division of Corporate Finance (the "Staff") concerning the above-referenced Shareowner Proposal (the "Proposal"). We believe the Proposal is not excludable for the reasons claimed by Citigroup.

THE PROPOSAL

The Proposal states in its entirety:

FLAT TAX REPORT

Whereas:

Citigroup's primary responsibility is to create value for shareholders and should pursue legal and ethical means to achieve that goal, including identifying public policies that would advance shareholder value in a transparent and lawful manner. [See Free Enterprise Action Fund, http://www.FreeEnterpriseActionFund.com/about.html]

Whereas:

Company profitability and shareholder value are significantly affected by the federal tax code.

The current federal corporate income tax is complex, costly, and burdensome for businesses and shareholders. The number of pages of federal tax laws and regulations exceed 50,000. Annual tax compliance costs are estimated to range from $100 billion and $200 billion.

The U.S. has the second-highest corporate tax rate among 69 countries. [See Chris Edwards, "Corporate Tax Reform," Cato Institute Tax & Budget Bulletin No. 21, September 2004, www.cato.org/Pubs/Tbb/Tbb-0409-21.Pdf.]

Tax reform is crucial to America's business competitiveness. In 2005, the President's Advisory Panel on Tax Reform developed proposals for simplifying the federal tax system to: reduce compliance costs and burdens to businesses and individuals; promote economic growth and job creation; encourage capital investment; and to strengthen the ability of U.S. companies to compete in foreign markets.

Other tax reform proposals include the "flat tax" proposed in the book entitled "Flat Tax Revolution: Using a Postcard to Abolish the IRS" (Regnery, 2005) by Steve Forbes.

Whereas:

Citigroup and its shareholders may significantly benefit from significant reform of the federal tax code, such as by replacing the current federal income tax with a flat tax.

Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders a report on the estimated impacts of a flat tax for Citigroup, omitting proprietary information and at reasonable cost.

The report should provide estimates of the impact to Citigroup of:

1. Taxing all profits at a flat rate of 17 percent and at other alternative flat rates;
2. Limiting taxable income to only income earned in the U.S.;
3. Replacing depreciation with capital expensing.
4. Abolishing special "preferences" or "loopholes" in the corporate tax code.
5. Savings attained from reduced business compliance costs.

Supporting Statement:

The flat tax might benefit Citigroup and its shareholders by:

1. Increasing corporate dividend payouts to shareholders;
2. Reducing corporate tax accounting, planning and compliance costs;
3. Reducing incentives for questionable tax avoidance schemes that could backfire and attract litigation and penalties from federal authorities;
4. Increasing transparency in accounting and improved planning for investment and other activities;
5. Spurring economic activity and growth, which might further increase company revenue, expand the financial services industry and increase shareholder value.

For more information:

1. Chris Edwards, "Options for Tax Reform," Policy Analysis No. 536, Cato Institute: Washington, DC, February 24, 2005.]

2. "The Flat Tax: Issue Home Page," FreedomWorks, http://www.freedomeworks.org.

3. Daniel Mitchell, "Making American Companies More Competitive," Backgrounder 1691, Heritage Foundation: Washington, DC, September 25, 2003.

RESPONSES TO CITIGROUP's CLAIMS

I. The Proposal is not excludable since it is not intended to bind the Company if adopted by the shareholders.

The intent of the Proposal is to request that Citigroup report to shareholders on the impact of a "flat tax." The Proposal does not intend to require Citigroup to take any action that may be prohibited by law. Consistent with the intent of Rule 14a-8 to not permit the exclusion of shareholder proposals based on technical or inadvertent deficiencies, we request the opportunity to amend the Proposal to clarify that the shareholders merely "urge" that Citigroup produce a report on the impacts of the flat tax. Citigroup has not previously offered Mr. Borelli an opportunity to amend any technical deficiencies that the Proposal may contain.

II. The Proposal is not excludable because it does not implicate Citigroup's ordinary business matters and it does not request the disclosure of proprietary information.

A. The Proposal does not involve ordinary business matters.

The Proposal involves a significant social policy issue that does not constitute ordinary business operations. The flat tax contemplates future substantial revision of the Internal Revenue Code – a significant social policy issue that in no way pertains to "ordinary business operations."

Exchange Act Release No. 40,018 (May 21, 1998) provides that shareholder proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. Moreover, a shareowner proposal involving a significant policy issue is not excludable merely because it may impact ordinary business operations at some indeterminate point in the future.

Given the intent of the Proposal merely to urge that Citigroup produce a report on the flat tax, and the hypothetical nature of the flat tax, the Proposal in no way infringes upon any of management's fundamental decision-making functions.

The Proposal does not request information pertaining to the Company's sources of financing or strategies used to manage its tax liabilities. Moreover, the Proposal specifically requests omission of the Company's proprietary information. This omission would exclude proprietary information on the Company's sources of financing and tax strategies.

As the Proposal does not constrain, impact or even address ongoing Citibank operations, and as the flat tax is a significant social policy that currently is hypothetical in nature, the Proposal in no way touches upon Citigroup's ordinary business operations.

Contrary to Citigroup's claim, the Proposal does not request a report on "an extremely complex matter, the prescribed method, timing and scope of disclosure of supplemental financial information in a highly detailed report."

The Proposal clearly references the "flat tax" proposed in the book entitled, "Flat Tax Revolution: Using a Postcard to Abolish the IRS" (Regnery, 2005) by Steve Forbes. The Proposal states,

> Other tax reform proposals include the "flat tax" proposed in the book entitled "Flat Tax Revolution: Using a Postcard to Abolish the IRS" (Regnery, 2005) by Steve Forbes.

The Proposal term "flat tax" refers specifically to the flat tax concept raised in "Flat Tax Revolution."

As widely discussed in the public media and as described in the Proposal, the flat tax contemplates: (1) taxing all profits at a flat rate of 17 percent; (2) limiting taxable income to only income earned in the U.S.; (3) replacing depreciation with capital expensing; <u>and</u> (4) abolishing special preferences or "loopholes" in the tax code. The Proposal contemplates that these conditions be considered jointly in the requested report.

The terms used in the Proposal, including: "profits"; "income earned in the U.S."; "depreciation and capital expensing"; "special preferences and 'loopholes'"; and "reduced business compliance costs" are either commonly understood terms or are adequately explained in "Flat Tax Revolution." The existing Internal Revenue Code (the "IRC" or "Code") is irrelevant since the flat tax would substantially revise the existing Code. To the extent that terms used in the Proposal may include some uncertainty, Citigroup may certainly exercise reasonable discretion in determining how to address any such uncertainties. There is no requirement that the Proposal provide precise directions that provide no room for the exercise of reasonable discretion.

In raising the matter of its July 2005 report to the President's Advisory Panel on Tax Reform, Citigroup asserts that the complexity of tax reform is not appropriate for consideration at an annual meeting of shareholders. But Citigroup's July 2005 report was cursory and incomplete with respect to the flat tax. Only one of Citibank's divisions, [i.e., Consumer Banking] was included in the report, for example, and it is not clear that the analysis conducted for that division was calculated in substantial accord with the flat tax as contemplated by the "Flat Tax Revolution." Citigroup's July 2005 report to the President's Advisory Panel on Tax Reform cannot be considered, therefore, as a bona-fide effort to address the impacts of the flat tax on Citigroup, and so does not constitute evidence that the flat tax is inappropriate for consideration at an annual meeting for shareholders.

In any event, a significant social policy issue's complexity does not preclude it from being considered at the annual meeting for shareholders. The Staff previously ruled in *Exxon Mobil Corporation* (Mar. 19, 2004) and *Exxon Mobil Corporation* (Mar. 15, 2005), for example, that the scientifically and economically complex issue of global climate change was appropriate for consideration at an annual shareholder meeting. Given that the flat report requested by the Proposal addresses much less complex issues than the scientific and economic issues involved in global climate change, Citigroup's assertion that the flat tax is too complex for shareholders is inconsistent with prior Staff rulings, the facts and common sense.

Citigroup's reliance on *General Motors Corporation* (March 30, 2005) is misplaced since the requested report involved in that proposal very clearly implicated ordinary business operations by requiring a report on the company's ongoing potential annual contribution to global warming. The Proposal, in contrast, requests a one-time report on a hypothetical, but significant change in social policy that in no way touches upon ongoing ordinary business operations.

Citigroup's reliance on *AmerInst Insurance Group, Ltd.* (April 14, 2005) is also misplaced since the Proposal does not request periodic reporting related to ongoing ordinary business operations (i.e., company expenses). The Proposal requests a one-time report on how a hypothetical flat tax might impact the Company. The Proposal does not require detailed disclosure of any Company financial information. The Proposal requests a hypothetical tax calculation, not disclosure of financial information.

Citigroup's reliance on *International Business Machines Corporation* (January 9, 2001) is misplaced since the Proposal is not related to the presentation to shareholders of financial statements or information related to ongoing ordinary business operations. The Proposal requests a hypothetical tax calculation, not disclosure of financial information.

The Proposal does not request the inclusion of supplemental financial information related to ongoing ordinary business operations. It requests a hypothetical tax calculation that does not necessitate or contemplate disclosure of proprietary information or financial information related to ongoing ordinary business operations.

Citigroup's reliance on *Pfizer Inc.* (February 5, 2003) is misplaced since the report requested in that case pertained to disclosure of supplemental financial information related to ongoing business operations. The Proposal does not require disclosure of supplemental financial information nor does it relate to ongoing business operations. The Proposal requests a hypothetical tax calculation based upon a significant future policy change relating to federal taxation.

Citigroup's reliance on *The Dow Chemical Company* (February 23, 2005) is misplaced because, unlike the Bhopal incident that relates to the company's ongoing risks and liabilities, the report requested by the Proposal relates to a hypothetical future change in public policy that is beyond the scope of ordinary business operations.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject Citigroup's request for the Staff to take no action if Citigroup excludes the Proposal. Pursuant to Rule 14a-8(j), enclosed herewith a six copies of this letter and its attachments. A copy of this correspondence has been timely provided to Citigroup and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Citigroup or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Citigroup's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy

Cc: Shelley Dropkin, Citigroup
Thomas J. Borelli

RECEIVED

DEC 2 8 2005

SHELLEY DROPKIN

STEVEN J. MILLOY
ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

January 11, 2006

BY FEDEX OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Citigroup Inc.; Shareowner Proposal of Thomas J. Borelli

Dear Ladies and Gentleman,

On behalf of Thomas J. Borelli, attached please find six (6) copies of Mr. Borelli's response to the January 9, 2006 letter from Citigroup Inc. concerning an earlier submitted request for a no-action letter from the Staff in connection with the above-captioned shareowner proposal. Mr. Borelli has previously responded by a letter of December 27, 2005 to Citigroup's December 23, 2005 initial request for a no-action letter.

Sincerely,

Steven J. Milloy

Enclosures

Cc: Thomas J. Borelli

STEVEN J. MILLOY
ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

January 11, 2006

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Citigroup; Shareowner Proposal of Mr. Thomas J. Borelli; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of Mr. Thomas J. Borelli in response to the January 9, 2006 letter from Citigroup Inc. ("Citigroup" or the "Company") concerning its December 23, 2005 request for a no-action letter from the staff of the Division of Corporate Finance (the "Staff") concerning the above-referenced Shareowner Proposal (the "Proposal").

We re-assert the positions contained in our December 27, 2005 letter to the Staff and dispute the arguments contained in Citigroup's January 9, 2006 letter as follows.

The purpose and intent of the Proposal is merely to request or to urge Citigroup to produce a report on the flat tax described in the book entitled, "Flat Tax Revolution: Using a Postcard to Abolish the IRS" (Regnery, 2005) by Steve Forbes. The Proposal does not intend to impermissibly direct management to undertake any action. We are willing to amend the Proposal to clarify this point to the extent deemed necessary by the Staff.

No law, regulation or precedent serves to exclude the Proposal merely because it requests a report on a particular type of tax reform. If the proposal is not otherwise excludable, shareholders may properly vote to urge Citigroup to do a report on the flat tax.

The Proposal is a significant social policy issue that does not implicate Citigroup's ordinary business operations.

Unlike *International Business Machines Corporation* (January 1, 2002), the Proposal does not contemplate involving the Company in any legislative process. The Proposal is for the purposes of shareholder information and merely asks for a report on a hypothetical tax reform. Reliance on *Niagara Mohawk Holdings* (March 5, 2001) is also misplaced since the Proposal does not request a report on pending legislation.

The sort of tax reform contemplated by the flat tax is manifestly a significant social policy issue since such a reform would result in a substantial revision of the Internal Revenue Code – the set of laws and regulations governing the tax collection process that affects every income-earning individual and business and provides financing for the U.S. Government. Tax reform is such a significant issue that the President of the United States established by Executive Order No. 13369 the Presidential Advisory Panel on Tax Reform on January 7, 2005.

Citigroup's reliance on *Newmont Mining Corporation* (February 4, 2004) and *The Chubb Corporation* (January 25, 2004) is misplaced because the reports requested in those proposals required management to assess existing liabilities with the intent of impacting ongoing ordinary business operations. The report requested in the Proposal addresses a hypothetical scenario (enactment of the flat tax) for information purposes and there is no intent to impact ongoing ordinary business operations.

CONCLUSION

Based upon the forgoing analysis and our previous letter of December 27, 2005, we respectfully request that the Staff reject Citigroup's request for the Staff to take no action if Citigroup excludes the Proposal. Pursuant to Rule 14a-8(j), enclosed herewith a six copies of this letter. A copy of this correspondence has been timely provided to Citigroup and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Citigroup or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Citigroup's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy

Cc: Shelley Dropkin, Citigroup
Thomas J. Borelli

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 26, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 22, 2005

The proposal requires the board of directors to make available to shareholders, by the 2006 annual meeting of shareholders, a report on the estimated impacts of a flat tax for Citigroup.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(7), as relating to Citigroup ordinary business operations (i.e., evaluating the impact of a flat tax on Citigroup). Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Citigroup relies.

Sincerely,

Mark F. Vilardo
Special Counsel